

GORMAN-RUPP
COMPANY
The Pump People



FLUIDS IN MOTION WORLDWIDE

POSITIONING FOR THE FUTURE

Annual Report **2009**



With the completion of The Gorman-Rupp Company's 460,500 square-foot Phase II consolidation and expansion project in 2009, efficiencies and capacities at the Mansfield operations are greatly increased. Phase II also includes a 70,000 square-foot customer demonstration & training center and offices for the Mansfield Division and the Company. The 826,100 total square-foot, state-of-the-art facility accommodates the most advanced manufacturing technology and maximizes operational flexibility.

CONTENTS

The Gorman-Rupp Company designs, manufactures and sells pumps and related equipment (pump and motor controls) for use in water, wastewater, construction, industrial, petroleum, original equipment, agriculture, fire protection, heating, ventilation and air conditioning (HVAC), military and other liquid-handling applications at seven locations (Mansfield and Bellville, Ohio; Toccoa, Georgia; Royersford, Pennsylvania; St. Thomas, Ontario, Canada; County Westmeath, Ireland; and Leeuwarden, The Netherlands) and markets these products through its wholly-owned and majority-owned subsidiaries and a network of over 1,000 distributors, through manufacturers' representatives, through third-party distributor catalogs and by direct sales in the United States, Canada and the world. (See note H – Business Segment Information, page 22.)

Financial Highlights

Year ended December 31, *(Thousands of dollars, except per share amounts)*	**2009**	2008
Operating Results		
Net sales	**$266,242**	$330,646
Net income	**18,269**	27,197
Return on net sales	**6.9%**	8.2%
Financial Position		
Total assets	**$249,424**	$231,538
Equity	**177,612**	159,206
Shareholder Information		
Earnings per share	**$1.09**	$1.63
Dividends paid per share	**0.405**	0.400
Return on average equity	**10.8%**	17.6%

37

Consecutive Years Increased

DIVIDENDS

240

Consecutively Paid Quarters (60 Years)


180
188
212
232
249
05
06
07
08
09
Total Assets
(Millions of Dollars)


127
128
150
159
178
05
06
07
08
09
Equity
(Millions of Dollars)


3.0
18.7
34.8
29.4
49.6
05
06
07
08
09
Operating Cash Flow
(Millions of Dollars)


0.358
0.365
0.388
0.400
0.405
05
06
07
08
09
Dividends Paid Per Share ($)

Letter to Shareholders

As with many companies, 2009 was a year of challenge. For Gorman-Rupp, the general economy dealt us a blow across many markets, especially when compared against our record sales and earnings achieved during 2008. The substantial results we did achieve were significantly due to the collective efforts of all of our personnel in controlling costs, including temporary compensation reductions, while improving productivity.

On the positive side, the Mansfield Division's manufacturing, offices and customer center moved into their new facilities. We have received many positive comments on this new state-of-the-art facility. The 460,500 square-foot consolidation and expansion positions the Mansfield Division for higher efficiency and growth over the coming decades.

Also, 2009 marked a year of several awards and notable achievements for the Company:

- Recognition by *Forbes* magazine as one of the 200 Best Small Companies in the country for the 4th year in a row.
- *Audit Integrity* identified The Gorman-Rupp Company again as one of the "Top 100 companies that have displayed the highest corporate integrity."
- The Ohio Department of Development awarded Gorman-Rupp *Exporter of the Year*.
- The Stanton Institute recognized the Company as one of America's Finest Companies based on 36 consecutive years of dividend growth through 2008.
- 2009 was the 75th consecutive year of profit sharing with employees.
- Patterson Pump Company received ISO 14001: 2004 certification for environmental performance for pump manufacturers.

We anticipate a somewhat better, yet still challenging 2010. Capital spending in the domestic commercial markets is forecast to remain weak, while water and wastewater infrastructure and international markets should show modest growth compared to 2009. We are hopeful the economy will continue to stabilize and grow. However, we do not foresee a robust increase in capital spending, especially in the first half of this year.


GR
GORMAN-RUPP
PUMPS

Jeffrey S. Gorman
President & Chief Executive Officer

James C. Gorman
Chairman

Awards


ALMANAC INVESTOR
SHARES
AMERICA'S FINEST COMPANIES
19TH ANNUAL INVESTMENT DIRECTORY
BILL STATON
WITH MARY STATON
FOREWORD BY JEFFREY A. HIRSCH,
EDITOR IN CHIEF, STOCK TRADER'S ALMANAC

America's Finest

In the 19th edition of Bill Stanton's *America's Finest Companies®*, Gorman-Rupp is recognized as a Dividend All-Star in a listing of 91 companies with 30 or more years of increased dividends. Most importantly, Gorman-Rupp is one of the top 50 companies identified as having more equity (as a percentage of total assets) on its balance sheet than other companies in the publication.


Ohio

Excellence In Exporting

The Gorman-Rupp Company was named Ohio Exporter of the Year. The "Governor's Excellence In Exporting" awards recognize "those companies that exemplify a heightened awareness and a commitment to international relations excellence." International sales accounted for 36% of the Company's total sales in 2009.

Top 100

Audit Integrity has listed The Gorman-Rupp Company on their 2009 Top 100, which spotlights public corporations that have displayed the highest corporate integrity. The 2009 Top 100 list is *Audit Integrity's* latest annual salute to the nation's 100 most trustworthy publicly traded firms in recognition of their fair dealing with stakeholders.

200 Best

The Gorman-Rupp Company has been recognized as one of the top 200 Best Small Companies by *Forbes* Magazine. The list requires each company to have a share price above $5, a respectable return on equity and 12-month and 5-year growth figures for sales and net profits.


THE 10 BEST PLACES TO RETIRE ABROAD
WHY IT'S BAD NEWS
FINDING THE NEXT EPIDEMIC BEFORE IT KILLS
Forbes
200 BEST SMALL COMPANIES
Big Money In Mud
HOW ORION MARINE PROTECTS PROFITS IN A DOWNTURN

Fire Protection

Setting Global Standards

Patterson Pump Company and its Ireland-based subsidiary manufacture an extensive selection of centrifugal pumps and systems to meet the supply requirements of automatic sprinkler systems, fire hydrants, stand pipes, fog systems and deluge systems. Our pumps are commonly found in hotels, banks, factories, airports, schools, public buildings and hundreds of other facilities – silent sentinels standing ready against the danger and destruction of fire.

The dependability of our rugged fire pumps has made them the preferred choice in numerous large installations around the globe.

Our Mansfield Division produces a line of smaller, truck-mounted pumps that enable fire departments to siphon water out of pools or ponds where hydrants are not available, and our American Machine and Tool (AMT) subsidiary produces smaller, even more portable pumps that can do the same job in tight spots.

Fire pumps stand ready in installations throughout the world to provide fire suppression in buildings.





Expanding Gorman-Rupp around the world

International



Gorman-Rupp pumps were shipped to over 100 countries across the globe. International sales account for 36% of the Company's total sales in 2009.

Our European presence includes an operation in County Westmeath, Ireland that assembles pumps principally for our European fire protection markets. Also, the Gorman-Rupp Europe manufacturing facility in Leeuwarden, The Netherlands broadens our presence in Europe allowing shorter lead times. The Company's international warehousing facilities are strategically located in Leeuwarden, The Netherlands and Bangkok, Thailand.

To serve the Canadian market, our facility in St. Thomas, Ontario manufactures a line of pumps similar to the Mansfield Division.

The Gorman-Rupp Company is positioned to take advantage of international opportunities that will present themselves over the coming decades.



10 Series® pump transferring solids and corrosive liquids to a holding tank at a food processing plant in England.

Creating Engineered Solutions

Municipal

Gorman-Rupp is known worldwide as a leader in municipal clean water and sewage-handling pump systems. We manufacture an extensive line of above-ground and below-ground sewage pumping systems with pumps, motors, controls, piping and accessories all housed in a corrosion-resistant fiberglass enclosure that is ready to install on site. That's good news for the cities all across America and throughout the world dealing with aging infrastructures and residential sites.

Larger cities rely on Patterson Pump Company's large volume split-case, centrifugal, axial flow and vertical pumps for dependable water supply. Gorman-Rupp pressure booster stations and systems combine to meet complex water pressure demands.



Gorman-Rupp Auto-Start pumping stations protect municipal water and sewer service by automatically converting to standby engine power during a power failure, eliminating the need for expensive generator systems.

Gorman-Rupp designs, engineers and manufacturers entire pumping systems to ensure the system meets customer's requirements.

Industrial

Dependability and Service

No one builds pumps that are more reliable or easier to service than the Gorman-Rupp Company.

Our industrial pumps handle everything from clear liquids to corrosive, abrasive slurries, day after day, without interruption.

Mansfield Division, Patterson Pump and American Machine and Tool pumps help steel mills, paper mills, refineries, appliance plants, wineries, mines and hundreds of other facilities throughout the world run at peak capacity.

Patterson Pump Company and AMT also serve the plumbing, heating, ventilation and air conditioning (HVAC) and private brand markets.



Gorman-Rupp Industries Division manufactures magnetic drive, bellows metering, centrifugal and oscillating pumps for industrial and OEM applications in the solar heating, appliance, medical and food service industries.

Vertical Inline HVAC pumps used in a chiller application.



Flood Control

Leading the Way

Coastal communities and river towns have genuine safety concerns, and they rely on massive pumps manufactured by our Patterson Pump Company subsidiary to protect lives and property throughout changing weather events.

These pumps are engineered to move large volumes of water continually and fast – capacities range from 2,000 to in excess of 700,000 gallons per minute. The result is a powerful, efficient and reliable defense against flooding.

Patterson's pumps are specifically designed and built to individual customer requirements and are exhaustively tested with the aid of our substantial in-house test capabilities.





72" Patterson centrifugal pumps used to pump water into Lake Bourne, Louisiana.

Exceeding Market Demands

Petroleum



Gorman-Rupp has long led the way in the design and manufacture of pumps to safely handle refined petroleum products. These include products such as aircraft fuels, gasoline, fuel oil, petrochemicals and solvents.

Today, The Gorman-Rupp Company is the leader in the aircraft refueler pump market.

For bulk operations, Gorman-Rupp offers a series of Roto-Prime® pumps which ensure dependable, positive priming and re-priming as well as safe handling of volatile fluids.

New fuels, new vehicles, and new transportation systems demand more complex and more efficient pump designs. At Gorman-Rupp, our engineers are continuing to meet the fuel-handling needs of tomorrow, safely and dependably.



0 Series® Self-Priming pump is used to transfer fuel at an airport in New York.

Setting Standards

OEM & Government



For more than 75 years, Gorman-Rupp has provided pumping solutions for OEM applications. These include appliance manufacturing, heating, ventilation and air conditioning (HVAC) equipment, food processing, trucking, chemical processing, waste treatment, printing, electronics, water reclamation, solar heating, laser cooling and automated explosives detection systems in airports.

The Mansfield Division manufactures and supplies pumps under numerous contracts with major government procurement agencies including the Department of Defense and the General Services Administration. Gorman-Rupp pumps are an integral part of U.S. military equipment.



Patterson Pump Company helps meet expanding global energy needs with their design and engineering expertise required to fabricate OEM products, such as large turbine exhaust housings for gas power generation equipment.

Gorman-Rupp Industries Division solar energy pump used in a solar heating OEM application.



Construction

Innovation and Experience

A leader in the construction market, Gorman-Rupp manufactures more models of pumps for construction applications than any other company in the world, saving contractors time and money with the right pump for the job.

Our pumps dewater quarries, streams, ditches, foundations and basements. Gorman-Rupp submersible pumps quietly work overtime beneath the water level and excel at dewatering narrow coffer dams and deep excavations. Our diaphragm pumps carry off mud and sand-laden water from construction sites.

When contractors need something smaller, they rely on our AMT construction pumps. The AMT line offers engine-driven centrifugal and diaphragm pumps in a variety of materials.

Contractors rely on Gorman-Rupp's experience and ingenuity for years of dependable construction pumping.





Prime Aire® pump used to dewater a holding pond at a sand quarry in North Carolina.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
The Gorman-Rupp Company

We have audited the accompanying consolidated balance sheets of The Gorman-Rupp Company as of December 31, 2009 and 2008, and the related consolidated statements of income, equity, and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Gorman-Rupp Company at December 31, 2009 and 2008, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), The Gorman-Rupp Company's internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 5, 2010 expressed an unqualified opinion thereon.

Ernst & Young LLP

Cleveland, Ohio
March 5, 2010

Consolidated Statements of Income

(Thousands of dollars, except per share amounts)

	Year ended December 31,		
	2009	**2008**	**2007**
Net sales	**$266,242**	$330,646	$305,562
Cost of products sold	**204,469**	253,557	238,110
Gross profit	**61,773**	77,089	67,452
Selling, general and administrative expenses	**35,380**	38,101	34,567
Operating income	**26,393**	38,988	32,885
Other income	**1,209**	2,113	2,574
Other expense	**(347)**	(607)	(76)
Income before income taxes	**27,255**	40,494	35,383
Income taxes	**8,986**	13,297	12,524
Net income	**$ 18,269**	$ 27,197	$ 22,859
Earnings per share	**$1.09**	$1.63	$1.37
Average number of shares outstanding	**16,709,047**	16,705,210	16,701,175

See notes to consolidated financial statements.

Consolidated Balance Sheets

(Thousands of dollars)	December 31, 2009	December 31, 2008
Assets		
Current assets:		
Cash and cash equivalents	**$ 44,403**	$ 23,793
Short-term investments	**1,505**	–
Accounts receivable	**37,239**	48,200
Inventories:		
Raw materials and in-process	**22,087**	32,996
Finished parts	**16,026**	20,288
Finished products	**2,393**	3,597
	40,506	56,881
Deferred income taxes	**2,333**	1,198
Prepaid and other	**5,414**	4,194
Total current assets	**131,400**	134,266
Property, plant and equipment:		
Land	**1,259**	1,694
Buildings	**83,293**	71,900
Machinery and equipment	**124,019**	104,436
	208,571	178,030
Accumulated depreciation	**100,048**	97,624
Property, plant and equipment - net	**108,523**	80,406
Deferred income taxes	**864**	6,883
Other	**8,637**	9,983
	$249,424	$231,538

See notes to consolidated financial statements.

	December 31, 2009	December 31, 2008
Liabilities and equity		
Current liabilities:		
Accounts payable	**$ 8,972**	$ 15,878
Short-term debt	**15,000**	–
Payroll and related liabilities	**6,909**	7,442
Commissions payable	**4,348**	5,246
Accrued expenses	**5,098**	4,641
Accrued postretirement and medical benefits	**2,848**	2,362
Total current liabilities	**43,175**	35,569
Retirement benefits	**5,044**	11,421
Postretirement benefits	**22,270**	24,020
Deferred and other income taxes	**1,323**	1,322
Equity:		
Common shares, without par value:		
Authorized – 35,000,000 shares;		
Outstanding – 16,710,535 shares in 2009 and 16,707,535 shares in 2008 (after deducting treasury shares of 601,683 in 2009 and 604,683 in 2008) at stated capital amount	**5,100**	5,099
Retained earnings	**182,875**	171,312
Accumulated other comprehensive loss	**(11,070)**	(17,823)
The Gorman-Rupp Company shareholders' equity	**176,905**	158,588
Noncontrolling interest	**707**	618
Total equity	**177,612**	159,206
	$249,424	$231,538

Consolidated Statements of Equity

(Thousands of dollars, except per share amounts)	Common Shares	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interest	Total
Balances January 1, 2007	$ 5,097	$ 135,268	$ (12,223)	$ –	$ 128,142
Adoption of FASB Interpretation No. 48		(253)			(253)
Acquired noncontrolling interest				472	472
Comprehensive income:					
Net income		22,859		18	22,877
Foreign currency translation adjustments			2,252	30	2,282
Pension and OPEB adjustments (net of income tax expense of $343)			2,846		2,846
Total comprehensive income	–	22,859	5,098	48	28,005
Issuance of 3,000 treasury shares	1	96			97
Cash dividends - $0.388 a share		(6,503)			(6,503)
Balances December 31, 2007	5,098	151,467	(7,125)	520	149,960
Change in Pension and OPEB measurement date		(837)			(837)
Comprehensive income:					
Net income		27,197		140	27,337
Foreign currency translation adjustments			(3,117)	(42)	(3,159)
Pension and OPEB adjustments (net of income tax benefit of $4,864)			(7,581)		(7,581)
Total comprehensive income (loss)	–	27,197	(10,698)	98	16,597
Issuance of 4,500 treasury shares	1	167			168
Cash dividends - $0.400 a share		(6,682)			(6,682)
Balances December 31, 2008	5,099	171,312	(17,823)	618	159,206
Comprehensive income:					
Net income		**18,269**		**75**	**18,344**
Foreign currency translation adjustments			**1,750**	**14**	**1,764**
Pension and OPEB adjustments (net of income tax expense of $2,831)			**5,003**		**5,003**
Total comprehensive income	**–**	**18,269**	**6,753**	**89**	**25,111**
Issuance of 3,000 treasury shares	**1**	**61**			**62**
Cash dividends - $0.405 a share		**(6,767)**			**(6,767)**
Balances December 31, 2009	**$5,100**	**$182,875**	**$(11,070)**	**$707**	**$177,612**

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(Thousands of dollars)	Year ended December 31,		
	2009	**2008**	**2007**
Cash flows from operating activities:			
Net income	**$18,269**	$27,197	$22,859
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**8,955**	7,848	7,597
Deferred income taxes	**4,776**	(2,154)	2,490
Changes in operating assets and liabilities:			
Accounts receivable	**10,961**	(944)	(1,103)
Inventories	**14,979**	(3,658)	(1,773)
Accounts payable	**(6,906)**	1,716	3,376
Commissions payable	**(898)**	238	833
Income taxes	**698**	(1,762)	570
Pension benefits	**(3,248)**	2,429	(2,475)
Other	**742**	(2,606)	(9)
Proceeds from insured loss	**1,305**	1,093	2,470
Net cash provided by operating activities	**49,633**	29,397	34,835
Cash flows from investing activities:			
Capital additions - net	**(38,071)**	(27,909)	(12,826)
Proceeds from insured loss	**95**	428	530
(Purchases) redemption of short-term investments	**(1,500)**	5,586	(1,385)
Proceeds from sale of product line	**1,420**	–	–
Payment for acquisition	**–**	–	(3,693)
Net cash used for investing activities	**(38,056)**	(21,895)	(17,374)
Cash flows from financing activities:			
Cash dividends	**(6,767)**	(6,682)	(6,503)
Proceeds from bank borrowings	**24,806**	–	–
Payments to bank for borrowings	**(9,806)**	–	–
Net cash provided by (used for) financing activities	**8,233**	(6,682)	(6,503)
Effect of exchange rate changes on cash	**800**	(1,631)	992
Net increase (decrease) in cash and cash equivalents	**20,610**	(811)	11,950
Cash and cash equivalents:			
Beginning of year	**23,793**	24,604	12,654
End of year	**$44,403**	$23,793	$24,604

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

(Amounts in tables in thousands of dollars)

Note A – Summary of Major Accounting Policies

Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned and majority-owned subsidiaries. All significant intercompany transactions and balances have been eliminated. Earnings per share are calculated based on the weighted-average number of common shares outstanding.

Cash Equivalents and Short-Term Investments

The Company considers highly liquid instruments with maturities of 90 days or less to be cash equivalents. The Company periodically makes short-term investments for which cost approximates fair value. Short term investments at December 31, 2009 consist of certificates of deposit.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are stated at the historical carrying amount net of allowance for doubtful accounts. The Company maintains an allowance for doubtful accounts for estimated losses from the failure of its customers to make required payments for products delivered. The Company estimates this allowance based on knowledge of the financial condition of customers, review of historical receivables and reserve trends, and other pertinent information.

Inventories

Inventories are stated at the lower of cost or market. The costs for approximately 90% of inventories at December 31, 2009 and 92% at December 31, 2008 are determined using the last-in, first-out (LIFO) method, with the remainder determined using the first-in, first-out method. Cost components include materials, inbound freight costs, labor and an appropriate proportion of fixed and variable overheads, on an absorption costing basis.

Property, Plant and Equipment

Property, plant and equipment are stated on the basis of cost. Repairs and maintenance costs are expensed as incurred. Depreciation is computed principally by the straight-line method over the estimated useful lives of the assets and is included in cost of products sold and selling, general and administrative expenses, as appropriate.

The estimated useful life generally ranges from 20 to 50 years for buildings and 5 to 15 years for machinery and equipment. Software is amortized over 3 to 5 years. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount may not be recovered through future net cash flows generated by the assets. Impairment losses are recorded when the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amounts.

Goodwill and Intangibles

Goodwill recognized in connection with business acquisitions is not amortized to expense. Goodwill is tested annually for impairment as of October 1 each year, or whenever events or changes in circumstances indicate there may be a possible permanent loss of value. The Company completed its annual impairment test for goodwill as of October 1 of each year presented using discounted cash flow and other valuation techniques. These tests confirmed that the fair value of the Company's reporting units exceeds their respective carrying values and that no impairment loss was required to be recognized in 2009 or for any prior periods.

Goodwill is tested for impairment at the reporting unit level and is based on the net assets for each reporting unit, including goodwill and intangible assets. A discounted cash flow model is used to estimate the fair value of each reporting unit, which considers forecasted cash flows discounted at an estimated weighted-average cost of capital. The forecasted cash flows are based on the Company's long-term operating plan and the weighted-average cost of capital is an estimate of the overall after-tax rate of return. Other valuation techniques including comparative market multiples are used when appropriate. Discount rate assumptions are based on an assessment of the risk inherent in the future cash flows of the respective reporting units.

Amortization of other intangible assets is calculated on the straight-line basis using the following lives:

Sales contracts	18 years
Drawings	15 years
Program logic	10 years
Customer relationships	9 years
Non-compete agreements	2-3 years

Revenue Recognition

Revenue from product sales is recognized when the risks and rewards of ownership and title pass, which usually occurs upon shipment to the customer.

Concentration of Credit Risk

The Company does not require collateral from its customers and has a good collection history. There were no sales to a single customer that exceeded 10% of total net sales for the years ended December 31, 2009, 2008 or 2007.

Shipping and Handling Costs

The Company classifies all amounts billed to customers for shipping and handling as revenue and reflects shipping and handling costs in cost of products sold.

Advertising

The Company expenses all advertising costs as incurred, which for the years ended December 31, 2009, 2008 and 2007 totaled $2.7 million, $3.6 million, and $3.2 million, respectively.

Product Warranties

A liability is established for estimated future warranty and service claims based on historical claim experience and specific product failures. The Company expenses warranty costs directly to cost of products sold. Changes in the Company's product warranty liability are as follows:

	2009	2008
Balance at beginning of year	**$2,048**	$1,682
Warranty costs accrued	**1,915**	3,231
Expenses	**(2,100)**	(2,865)
Balance at end of year	**$1,863**	$2,048

Foreign Currency Translation

Assets and liabilities of the Company's operations outside the United States which are accounted for in a functional currency other than U.S. dollars are translated into U.S. dollars using year-end exchange rates. Revenues and expenses are translated at weighted-average exchange rates effective during the year. Foreign currency translation gains and losses are included as a component of accumulated other comprehensive income (loss) within shareholders' equity.

Gains and losses resulting from foreign currency transactions, the amounts of which are not material, are included in net income.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

New Accounting Pronouncements

In 2009, the Company adopted the revised standard which changes the accounting and reporting for minority interests. The new guidance requires minority interest to be recharacterized as noncontrolling interests and classified as a component of equity. The Company has a 10% noncontrolling interest in its investment in Gorman-Rupp Europe B.V. As a result of the adoption of this standard, prior period amounts of noncontrolling interest were reclassified to stockholders' equity to conform to the current period presentation. Income attributable to noncontrolling interest is not material and is therefore not presented separately in the consolidated statements of income, but rather is included in other expense. The adoption of this standard did not have a material effect on the Company's financial position, results of operations or cash flows.

In 2009, the Company adopted the new guidance which requires employers to disclose additional information about fair value measurements of employee benefit plan assets. Specifically, employers are required to disclose information about how investment allocation decisions are made, the fair value of each major category of employee benefit plan assets and information about the inputs and valuation techniques used to develop the fair value measurements of employee benefit plan assets. Refer to Note G – Pensions and Other Postretirement Benefits.

In 2009, the Company adopted the new subsequent events standard, as amended, which established general guidance for accounting and disclosure of events that occur after the balance sheet date but before financial statements are issued. The Company has evaluated subsequent events through the date the financial statements were issued, noting no events that require adjustment of, or disclosure in, the consolidated financial statements for the period ended December 31, 2009.

In 2009, the Financial Accounting Standards Board (FASB) issued Financial Accounting Standard (FAS) No. 168, *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles, a replacement of FAS No. 162,* which establishes the FASB

Notes to Consolidated Financial Statements - Continued

Accounting Standards Codification (ASC) as the source of authoritative accounting principles recognized by the FASB to be applied in the preparation of financial statements in conformity with generally accepted accounting principles (GAAP). FAS 168 explicitly recognizes rules and interpretive releases of the Securities and Exchange Commission (SEC) under federal securities laws as authoritative GAAP for SEC registrants. Pursuant to the provisions of the Codification, the Company has updated references to U.S. GAAP in these consolidated financial statements. The adoption of the Codification did not have an effect on the Company's financial position, results of operations or cash flows.

Note B – Allowance for Doubtful Accounts

The allowance for doubtful accounts was $507,000 and $484,000 at December 31, 2009 and 2008, respectively.

Note C – Inventories

The excess of replacement cost over LIFO cost is approximately $47.6 million and $49.8 million at December 31, 2009 and 2008, respectively. Replacement cost approximates current cost. Some inventory quantities were reduced during 2009 and 2008 resulting in liquidation of some LIFO quantities carried at lower costs from earlier years versus current year costs. The related effect increased net income by $1.9 million in 2009 ($.12 per share) and $907,000 ($0.05 per share) in 2008. Reserves for excess and obsolete inventory totaled $2.2 million and $2.3 million at December 31, 2009 and 2008, respectively.

Note D – Financing Arrangements

Under an unsecured bank loan agreement which matures in November 2010, the Company may borrow up to $15.0 million with interest at LIBOR plus .75%, adjustable and payable monthly. At December 31, 2009, $15.0 million was outstanding against this agreement to partially finance the consolidation and expansion of the Company's Mansfield, Ohio manufacturing and office facilities which were substantially completed in 2009.

Under an unsecured bank line of credit which matures in November 2010, the Company may borrow up to $20.0 million with interest at LIBOR plus .75% or at alternative rates as selected by the Company. At December 31, 2009, $19.6 million were available for borrowing after deducting $400,000 for outstanding letters of credit.

The Company also has a $6.0 million unsecured bank line of credit which matures in May 2010. At December 31, 2009, $2.6 million were available for borrowing after deducting $3.4 million for letters of credit. Interest is payable quarterly at LIBOR plus .55% to 1.0% or at alternative rates as selected by the Company.

The financing arrangements described above contain restrictive covenants, including limits on additional borrowings and maintenance of certain operating and financial ratios. At December 31, 2009, the Company was in compliance with all requirements.

Interest expense which approximates interest paid, was $170,000, $45,000 and $49,000 in 2009, 2008 and 2007, respectively. Additionally, interest capitalized as part of the Mansfield, Ohio construction project in 2009 totaled $109,000.

The Company has operating leases for certain offices, manufacturing facilities, land, office equipment and automobiles. Rental expenses relating to operating leases were $741,000, $762,000 and $691,000 in 2009, 2008 and 2007, respectively. The future minimum lease payments due under these operating leases are:

	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Operating leases	$3,763	$519	$884	$792	$1,568

Note E – Accumulated Other Comprehensive Loss

The components of accumulated other comprehensive loss as reported in the Consolidated Balance Sheets are:

	2009	2008
Foreign currency translation adjustments	$ 675	$ (1,075)
Pension and OPEB adjustments (net of income tax benefits of $7,544 in 2009 and $10,375 in 2008)	(11,745)	(16,748)
	$(11,070)	$(17,823)

Note F – Income Taxes

The components of income before income taxes are:

	2009	2008	2007
United States	$25,213	$35,939	$33,243
Foreign countries	2,042	4,555	2,140
	$27,255	$40,494	$35,383

The components of income tax expense are as follows:

	2009	2008	2007
Current expense:			
Federal	**$4,975**	$ 8,945	$10,347
Foreign	**734**	1,173	713
State and local	**644**	504	1,153
	6,353	10,622	12,213
Deferred expense (credit):			
Federal	**2,961**	2,668	225
Foreign	**(142)**	(288)	(15)
State and local	**(186)**	295	101
	2,633	2,675	311
Income tax expense	**$8,986**	$13,297	$12,524

The reconciliation between income tax expense and the amount computed by applying the statutory federal income tax rate of 35% to income before income taxes is as follows:

	2009	2008	2007
Income taxes at statutory rate	**$9,539**	$14,173	$12,384
State and local income taxes, net of federal tax benefit	**298**	519	815
Tax credits	**(300)**	(1,232)	(350)
IRC Section 199	**(216)**	(551)	(508)
Dividend received from foreign subsidiary	**–**	884	–
Lower foreign taxes differential	**(261)**	(709)	–
Other	**(74)**	213	183
Income tax expense	**$8,986**	$13,297	$12,524

Deferred tax assets and liabilities consist of:

	2009	2008	2007
Deferred tax assets:			
Inventories	**$ 806**	$ –	$ –
Accrued liabilities	**1,775**	2,192	2,140
Postretirement health benefits obligation	**7,793**	8,527	9,663
Accrued pension	**305**	2,632	–
Other	**1,745**	864	823
Total deferred tax assets	**12,424**	14,215	12,626
Deferred tax liabilities:			
Inventories	**–**	736	244
Depreciation and amortization	**9,579**	5,857	6,074
Accrued pension	**–**	–	840
Total deferred tax liabilities	**9,579**	6,593	7,158
Net deferred tax assets	**$2,845**	$7,622	$5,468

The Company made income tax payments of $6.1 million, $10.8 million and $8.9 million in 2009, 2008 and 2007, respectively.

At December 31, 2009, total unrecognized tax benefits were $1.5 million. Of the total, $876,000, if ultimately recognized, would reduce the Company's annual effective tax rate. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2009	2008	2007
Balance at beginning of year	**$ 870**	$844	$987
Additions based on tax positions related to the current year	**110**	174	242
Additions (reductions) for tax positions of prior years	**665**	(1)	(204)
Reductions due to lapse of applicable statue of limitations	**(184)**	(47)	(4)
Settlements	**–**	(100)	(177)
Balance at end of year	**$1,461**	$870	$844

The Company is subject to income taxes in the U.S. federal and various state, local and foreign jurisdictions. Income tax regulations within each jurisdiction are subject to the interpretation of the related tax laws and regulations and require significant judgment to apply. With few exceptions, the Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for the years before 2005. The Company is currently under examination by the Canadian Revenue Agency for tax years ending 2004 – 2006. Management has filed a Competent Authority relief request with both U.S. and Canadian tax authorities to eliminate a double tax treatment dispute. Under the most recent U.S.-Canadian tax protocol, Competent Authority assessments should achieve symmetry under binding arbitration. Any adjustment resulting from Competent Authority resolution of the examination will not have a material impact on the financial position of the Company.

The statutes of limitations in taxing jurisdictions expire in varying periods. The Company has an unrecognized tax benefit of $61,000 which will be recognized if the relevant statute of limitations expires in the next 12 months without the relevant taxing authority examining the applicable return.

The Company has not provided an estimate for any U.S. or additional foreign taxes on undistributed earnings of foreign subsidiaries that might be payable if these earnings were repatriated since the Company considers these amounts to be permanently invested.

Notes to Consolidated Financial Statements - Continued

The Company recognizes interest and penalties accrued related to unrecognized tax benefits in income tax expense for all periods presented. The Company accrued approximately $391,000 and $201,000 for the payment of interest and penalties at December 31, 2009 and 2008, respectively.

Note G – Pensions and Other Postretirement Benefits

The Company sponsors a defined benefit pension plan covering substantially all employees. Additionally, the Company sponsors a defined contribution pension plan at one location not participating in the defined benefit pension plan.

A 401(k) plan that includes a partial Company match is also available. For substantially all United States employees hired after January 1, 2008, an enhanced 401(k) plan is available instead of the Company's defined benefit pension plan. Benefits are based on age and years of service. Employees hired prior to January 1, 2008 were not affected by the change.

Total contributions for the defined contribution pension plan and the 401(k) plan in 2009, 2008 and 2007 were $867,000, $932,000 and $821,000, respectively.

The Company also sponsors a non-contributory defined benefit health care plan that provides health benefits to substantially all retirees and their spouses. The Company funds the cost of these benefits as incurred. For measurement purposes, a zero percent annual rate of increase in the per capita cost of covered health care benefits for retirees age 65 and over was assumed for 2009 and is expected to remain constant going forward.

The Company fully recognizes the obligations associated with its defined benefit pension plan and defined benefit healthcare plan in its financial statements.

The following table presents the plans' funded status as of the measurement date reconciled with amounts recognized in the Company's consolidated balance sheets:

	Pension Benefits		Postretirement Benefits	
	2009	**2008**	**2009**	**2008**
Accumulated benefit obligation at end of year	**$48,123**	$44,672	**$23,919**	$25,578
Change in benefit obligation:				
Benefit obligation at beginning of year	**$55,497**	$51,977	**$25,577**	$28,372
Service cost	**2,752**	3,073	**1,213**	1,187
Interest cost	**3,403**	3,567	**1,580**	1,654
Measurement date change	**–**	–	**–**	474
Benefits paid	**(5,554)**	(2,902)	**(1,394)**	(1,113)
Effect of foreign exchange	**–**	–	**103**	(143)
Actuarial (gain) or loss	**4,315**	(218)	**(3,160)**	(4,853)
Benefit obligation at end of year	**60,413**	55,497	**$23,919**	$25,578
Change in plan assets:				
Fair value of plan assets at beginning of year	**44,076**	54,188	**$ –**	$ –
Actual return on plan assets	**10,647**	(13,410)	**–**	–
Employer contributions	**6,200**	6,200	**1,394**	1,113
Benefits paid	**(5,554)**	(2,902)	**(1,394)**	(1,113)
Fair value of plan assets at end of year	**55,369**	44,076	**$ –**	$ –
Funded status at end of year	**$(5,044)**	$(11,421)		
Amounts recognized in the statement of financial position consist of:				
Current liabilities	**$ –**	$ –	**$(1,649)**	$(1,558)
Noncurrent liabilities	**(5,044)**	(11,421)	**(22,270)**	(24,020)
	$(5,044)	$(11,421)	**$(23,919)**	$(25,578)
Amounts recognized in accumulated other comprehensive income consist of:				
Net actuarial (gain) or loss	**$26,826**	$31,730	**$(7,537)**	$(4,607)
Deferred tax (benefit) charge	**(10,408)**	(12,182)	**2,864**	1,807
After tax actuarial (gain) or loss	**$16,418**	$19,548	**$(4,673)**	$(2,800)

	Pension Benefits		Postretirement Benefits	
	2009	**2008**	**2009**	**2008**
Components of net periodic benefit cost:				
Service cost	**$2,752**	$ 3,073	**$1,213**	$ 1,187
Interest cost	**3,403**	3,567	**1,580**	1,654
Expected return on plan assets	**(3,536)**	(4,893)	**–**	–
Recognized actuarial (gain) or loss	**2,107**	794	**(225)**	–
Net periodic benefit cost	**$4,726**	$ 2,541	**$2,568**	$ 2,841
Other changes in plan assets and benefit obligations recognized in other comprehensive income are:				
Net loss (gain)	**(4,903)**	17,290	**(3,160)**	(4,847)
Total income (loss) recognized in net periodic benefit cost and other comprehensive income	**$ (177)**	$19,831	**$ (592)**	$ (2,006)

The prior service cost is amortized on a straight line basis over the average remaining service period of active participants. The gain or loss in excess of the greater of 10% of the benefit obligation or the market related value of assets is amortized on a straight line basis over the average remaining service period of active participants.

	Pension Benefits		Postretirement Benefits	
	2009	**2008**	**2009**	**2008**
Weighted-average assumptions used to determine benefit obligations:				
Discount rate	**5.60%**	6.30%	**5.50%**	6.40%
Rate of compensation increase	**3.50%**	3.50%	**–**	–
Weighted-average assumptions used to determine net periodic benefit cost:				
Discount rate	**6.30%**	6.10%	**6.40%**	6.10%
Expected long-term rate of return on plan assets	**8.00%**	8.00%	**–**	–
Rate of compensation increase	**3.50%**	3.50%	**–**	–

The assumption used for the rate of increase in medical costs over the next five years was essentially unchanged in 2009 from 2008. The health-care cost trend rate assumption has a significant effect on the amounts reported. For example, a one-percentage point change in the assumed health care cost trend rate would have the following effects:

	One-Percentage Point	
	Increase	**Decrease**
Effect on total of service and interest cost components in 2009	**$ 234**	**$ (212)**
Effect on accumulated postretirement benefit obligation as of December 31, 2009	**1,582**	**(1,528)**

The investment return of the Pension Plan is measured against those of a target portfolio consisting of 60% equities, 35% fixed income securities, and 5% cash equivalents of domestic corporations. Equities (including all convertible securities) may comprise up to 70% of the Pension Plan's market value, with a minimum requirement of 20%. Fixed income/floating rate securities (including preferred stocks and cash equivalents) should not exceed 80% of the Pension Plan's market value and may represent as little as 30%. Cash equivalents (including all senior debt securities with less than one year to maturity) may comprise up to 40% of the market value. Non-U.S. corporate securities may comprise up to 35% of the Pension Plan's market value. The long term growth rate of the Plan is the CPI plus 3%.

Financial instruments included in pension plan assets are categorized into a fair value hierarchy of three levels, based on the degree of subjectivity inherent in the valuation methodology as follows:

Level 1 - Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.

Level 2 - Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management's own assessments about the assumptions that market participants would use in pricing assets or liabilities (including assumptions about risk).

The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety.

Notes to Consolidated Financial Statements - Continued

The following table sets forth by level, within the fair value hierarchy, the Plan's assets carried at fair value at December 31, 2009:

	Level 1	Level 2	Level 3	Total
Total assets at fair value (all mutual funds)	$55,369	$ –	$ –	$55,369

	Pension Benefits	
	2009	2008
Asset allocation:		
Asset category:		
U.S. equity	**$15,219**	$9,762
Non-U.S. equity	**4,719**	2,912
Balanced	**8,531**	5,912
U.S. fixed income	**24,578**	21,989
Cash and cash equivalents	**2,322**	3,502
Total fair value of plan assets	**$55,369**	$44,077
Target asset allocation:		
Equity securities	**20-70%**	20-70%
Debt securities	**30-80%**	30-80%

Contributions

The Company expects to contribute approximately $6.0 million to its pension plan in 2010.

Expected future benefit payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid as follows:

	2010	2011	2012	2013	2014	Thereafter
Pension	$4,203	$3,996	$5,616	$6,041	$6,014	$31,652
Postretirement	1,694	1,734	1,743	1,783	1,907	11,372

Note H – Business Segment Information

The Company operates principally in one business segment: the design, manufacture and sale of pumps and related fluid control equipment for water, wastewater, construction, industrial, petroleum, original equipment, agriculture, fire protection, heating, ventilation and air conditioning (HVAC), military and other liquid-handling applications. The Company's pumps are marketed in the United States and Canada through a network of more than 1,000 distributors, through manufacturers' representatives (for sales to many original equipment manufacturers), through third-party distributor catalogs, and by direct sales. International sales are made primarily through foreign distributors and representatives. The Company sells to more than 100 countries around the world. The components of customer sales, determined based on the location of customers, are as follows:

	2009	%	2008	%	2007	%
United States	**$169,844**	**64**	$227,423	69	$217,444	71
Foreign countries	**96,398**	**36**	103,223	31	88,118	29
Total	**$266,242**	**100**	$330,646	100	$305,562	100

Note I – Other Assets

The major components of other assets are as follows:

	December 31, 2009	2008
Goodwill	**$4,798**	$4,798
Intangibles:		
Trade names	**1,020**	1,020
Drawings	**1,400**	1,400
Customer relationships	**874**	874
Non-compete agreements	**709**	704
Other intangibles	**687**	689
Total intangibles	**4,690**	4,687
Less-accumulated amortization	**(2,240)**	(1,862)
Net intangibles	**2,450**	2,825
Other assets	**1,389**	2,360
Total	**$8,637**	$9,983

Note J – Flood Insurance Recoveries

The Company maintains insurance coverage, including flood insurance, which provides for reimbursement of losses resulting from property damage, loss of product and business interruption.

In August 2007, the Company's Mansfield Division assembly facility was damaged by flooding. As of December 31, 2008, the Company incurred costs and damages related to the flood of $5.0 million, all of which were reimbursed, less a $500,000 insurance deductible. These costs included the write-off of inventory and long-lived assets, repair of the property damage and other clean-up costs. The Company maintains replacement value insurance coverage, including flood insurance, which provides for reimbursement of losses resulting from property damage, loss of product and business interruption.

In September 2009, the Company's Patterson Pump Company subsidiary was damaged by flooding. As of December 31, 2009, the Company incurred costs and damages related to the flood of $2.3 million, less a $50,000 insurance deductible. As of December 31, 2009, the Company received partial reimbursement payments of $1.4 million and recorded a receivable of $834,000 for the remaining insurance recoveries which were received in 2010.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations 2009 Compared to 2008:

The Company recorded net sales of $266.3 million in 2009 compared to record net sales of $330.7 million in 2008, a decrease of $64.4 million or 19.5%. The decline in net sales principally resulted from the severe global recession which negatively impacted sales in most of the markets the Company serves.

The most significant declines in net sales were in the fire protection market of $20.4 million primarily due to the decrease in commercial construction activity, the construction market of $17.0 million and the wastewater market of $14.2 million primarily due to infrastructure related projects being halted in anticipation of federal stimulus funding. Partially offsetting these decreases was an increase of custom pump sales of $4.0 million related to flood control projects.

International sales amounted to $96.4 million in 2009 compared to $103.2 million in 2008, a decrease of $6.8 million, representing a 6.6% decrease from 2008 levels due primarily to the global economic downturn. The related decline in the value of the U.S. dollar helped keep international sales from declining as much as domestic sales. International sales represented 36% and 31% of total sales for the Company in 2009 and 2008, respectively.

The backlog of orders at December 31, 2009 was $93.7 million compared to $107.8 million at December 31, 2008, a decrease of $14.1 million or 13.1%. The backlog decreased primarily due to a lessening of orders in the original equipment market. Substantially all of the current backlog of orders is expected to ship during 2010.

Cost of products sold in 2009 was $204.5 million compared to $253.6 million in 2008, a decrease of $49.1 million or 19.4%. The decrease in cost of products sold was primarily due to lower sales volume, including a $6.8 million decrease in LIFO expense due to reduced inventory levels resulting in partial liquidation of LIFO quantities. Manufacturing costs included decreases in compensation and payroll taxes of $7.0 million and supplies, patterns and tooling of $1.8 million primarily due to lower production levels. Also, warranty expense decreased $1.3 million due to estimates related to lower sales volume and claims experience and profit sharing expense decreased $1.0 million related to lower operating income. Partially offsetting these decreases is increased pension expense of $1.6 million resulting from the significant market value declines in the worldwide equity markets in 2008 which resulted in higher pension expense in 2009. As a percent of net sales, cost of products sold was 76.8% in 2009 compared to 76.7% in 2008. Gross profit was $61.8 million in 2009 compared to $77.1 million in 2008, a decrease of 19.8%. As a percent of net sales, gross profit was 23.2% and 23.3% in 2009 and 2008, respectively.

Selling, general and administrative (SG&A) expenses in 2009 were $35.4 million compared to $38.1 million in 2008, a decrease of $2.7 million. The decrease in SG&A expenses is principally due to lower advertising and travel expenses of $1.6 million and supplies of $418,000 as the previous year included expenses related to the Construction Expo and IFAT trade shows held every three years. In addition, the level of these expenses was curtailed in 2009 due to the economic downturn. Professional services decreased $532,000 primarily due to additional expenses in 2008 relating to computer system upgrades. Compensation and payroll taxes decreased $361,000 principally due to reduced headcount and temporary wage reductions. Partially offsetting these decreases are increases in pension expense of $913,000 resulting from the significant market value declines in the worldwide equity markets in 2008 and in healthcare expense of $217,000 due to increased medical claims and higher medical costs. As a percent of net sales, SG&A expenses were 13.3% during 2009 and 11.5% in 2008.

Other income in 2009 was $1.2 million compared to $2.1 million in 2008, a decrease of $900,000 or 42.9%. Interest income decreased $827,000 primarily due to a decline in interest rates.

Other expense was $347,000 and $607,000 in 2009 and 2008, respectively. The change was primarily due to reduced foreign currency exchange rate losses related to the increase in the value of the Euro and Canadian dollar in relation to the U.S. dollar.

The effective income tax rate was 33.0% in 2009 compared to 32.8% in 2008.

Net income for 2009 was $18.3 million compared to a record $27.2 million in 2008, a decrease of $8.9 million or 32.7%. As a percent of net sales, net income was 6.9% and 8.2% in 2009 and 2008, respectively.

Earnings per share were $1.09 in 2009 compared to $1.63 in 2008, a decrease of $0.54 per share.

Results of Operations 2008 Compared to 2007:

The Company achieved record net sales of $330.7 million in 2008 compared to the previous record of $305.6 million set in 2007, an increase of $25.1 million or 8.2%. The record level of net sales reflected the continued growth in the Company's core business of fluid-handling applications.

Sales of fire pumps for the international market

contributed to the strong 2008 results, increasing by over $17 million, offsetting the decline in custom pump shipments from 2007 levels that included the shipment of pumps to New Orleans for a flood control project. Fabrication of components for the original equipment market increased by $9.5 million from 2007 levels. Sales at Gorman-Rupp Europe B.V. increased by $3.5 million reflecting the inclusion of the full year results of Gorman-Rupp Europe, acquired in April, 2007.

International sales amounted to $103.2 million in 2008 compared to $88.1 million in 2007, an increase of $15.1 million, representing a 17.1% increase from 2007 levels. This increase is primarily the result of an increased focus on international growth by the Company and strong global economics. International sales represented 31% and 29% of total sales for the Company in 2008 and 2007, respectively.

The backlog of orders at December 31, 2008 was $107.8 million compared to $116.4 million at December 31, 2007, a decrease of $8.6 million or 7.4%. The backlog decreased primarily as a result of a fourth quarter economic slowdown in orders.

Cost of products sold in 2008 was $253.6 million compared to $238.1 million in 2007, an increase of $15.5 million or 6.5%. As a percent of net sales, cost of products sold was 76.7% in 2008 compared to 77.9% in 2007. The 1.2 percentage point reduction in cost of products sold primarily related to efficiencies on increased volume at the Company's principal manufacturing facilities. Increases in material costs of $12.1 million, factory supplies of $984,000, and production labor costs and benefits of $819,000 were incurred to support the increase in sales volume. Additional depreciation expense of $656,000 was incurred due to previous years' investments in machinery, and profit sharing expense increased $489,000 due to higher operating income levels. Gross profit was $77.1 million in 2008 compared to $67.5 million in 2007, an increase of 14.2%. As a percent of net sales, gross profit was 23.3% and 22.1% in 2008 and 2007, respectively.

SG&A expenses in 2008 were $38.1 million compared to $34.6 million in 2007, an increase of $3.5 million. As a percent of net sales, SG&A expenses were 11.5% during 2008 and 11.3% in 2007. Compensation increased $1.0 million as a result of additional staffing due to growth and normal compensation increases. Profit sharing expense increased $479,000 in relation to higher operating income levels. Advertising costs increased $470,000 due to costs associated with the Construction-Exposition Trade Show held once every three years. Travel expenses increased $380,000 due to the trade show and additional travel resulting from the increased sales volume. Computer system upgrades resulted in an increase in professional fees of $300,000.

Other income in 2008 was $2.1 million compared to $2.6 million in 2007, a decrease of $500,000 or 19.2%. Interest income decreased $545,000 as the result of lower cash balances invested during the year and lower interest rates.

Other expense was $607,000 and $76,000 in 2008 and 2007, respectively. The increase was primarily due to foreign currency exchange rate losses related to the decrease in the value of the Euro and Canadian dollar in relation to the U.S. dollar.

The effective income tax rate was 32.8% in 2008 compared to 35.4% in 2007, a decrease of 2.6 percentage points. The lower effective tax rate in 2008 was primarily due to the benefit from tax credits and lower foreign taxes differential.

Net income for 2008 was a record $27.2 million compared to $22.9 million in 2007, an increase of $4.3 million or 18.8%. As a percent of net sales, net income was 8.2% and 7.5% in 2008 and 2007, respectively.

Earnings per share were $1.63 in 2008 compared to $1.37 in 2007, an increase of $0.26 per share.

Cash dividends paid on common shares increased $0.012 per share during 2008 to $0.40 per share and marked the 36th consecutive year of increased cash dividends. The dividend yield at December 31, 2008 was 1.3%.

Trends

The Company is not exposed to material market risks as a result of its export sales or operations outside of the United States. Export sales are denominated predominately in U.S. dollars and made on open account or with a letter of credit.

For more than 10 years, numerous business entities in the pump and fluid-handling industries, as well as a multitude of companies in many other industries, have been targeted in a series of lawsuits in several jurisdictions by various individuals seeking redress to claimed injury as a result of the entities' alleged use of asbestos in their products. The Company and three of its subsidiaries remain drawn into mass-scale asbestos-related litigation, typically as one of hundreds of co-defendants in a particular proceeding; the vast majority of these cases are against Patterson Pump Company. The allegations in the lawsuits involving the Company and/or its subsidiaries are vague, general and speculative, and most cases have not advanced beyond the early stage of discovery. In certain situations, the plaintiffs have voluntarily dismissed the Company and/or its subsidiaries from some of the lawsuits after the plaintiffs have acknowledged that

Management's Discussion and Analysis of Financial Condition and Results of Operations - Continued

there is no basis for their claims. In other situations, the Company and/or its subsidiaries have been dismissed from some of the lawsuits as a result of court rulings in favor of motions to dismiss and/or motions for summary judgment. In thirty-two cases, the Company and/or its subsidiaries have entered into nominal economic settlements recommended and paid for by insurers, coupled with dismissal of the lawsuits. Insurers of the Company have engaged legal counsel to represent the Company and its subsidiaries and to protect their interests.

Management does not currently believe that the small number of legal proceedings arising out of the ordinary course of business, or the industry-wide asbestos litigation, will materially impact the Company's results of operations, liquidity or financial condition.

Liquidity and Sources of Capital

Cash equivalents and short-term investments totaled $45.9 million and there was $15.0 million in bank debt at December 31, 2009. In addition, the Company had $22.2 million available in bank lines of credit after deducting $3.8 million in outstanding letters of credit. The Company was in compliance with all restrictive covenants, including limits on additional borrowings and maintenance of certain operating and financial ratios at December 31, 2009.

Capital expenditures for 2010, consisting principally of machinery and equipment, are estimated to be $5 to $7 million. They are expected to be financed through internally generated funds and existing lines of credit. During 2009, 2008 and 2007, the Company financed its capital improvements and working capital requirements principally through internally generated funds, proceeds from short-term investments and proceeds from a bank loan agreement.

Cash provided by operating activities was $49.6 million, $29.4 million and $34.8 million in 2009, 2008 and 2007, respectively. In 2009, additional cash was generated principally due to lower inventory and accounts receivable balances.

Cash used for investing activities was $38.0 million, $21.9 million and $17.4 million for 2009, 2008 and 2007, respectively. The Company substantially completed construction of the second phase of the consolidation and expansion of its primary manufacturing facility in Mansfield, Ohio. Approximately $54.6 million has been expended for the construction project ($3.4 million less than approved); $30.7 million in 2009, $21.5 million in 2008 and $2.4 million in 2007.

Cash provided by (used for) financing activities was $8.2 million in 2009, ($6.7) million in 2008 and ($6.5) million in 2007. The increase in cash provided in 2009 was due to a net $15.0 million of proceeds from bank borrowings during the year which were used to partially finance the construction project in Mansfield. The remaining $15.0 million of borrowings is expected to be paid back by the end of the third quarter 2010.

On October 22, 2009, the Board of Directors authorized an increase in the payment of quarterly dividends on common stock to $0.105 per share, representing a 5% increase over the dividend paid in the previous quarter and marking the 37th consecutive year of increased dividends. The dividend yield at December 31, 2009 was 1.5%.

The changes in foreign currency translation against the U.S. dollar increased cash by $800,000 in 2009, decreased cash by $1.6 million in 2008 and increased cash by $992,000 in 2007. The increase in 2009 is primarily due to the increase in the value of the Euro and the Canadian dollar compared to the U.S. dollar.

The ratio of current assets to current liabilities was 3.0 to 1 and 3.8 to 1 at December 31, 2009 and 2008, respectively. Management believes that the Company has adequate working capital and financing capabilities, resulting in a healthy, flexible liquidity position.

Critical Accounting Estimates

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States. When more than one accounting principle, or the method of its application, is generally accepted, management selects the principle or method that is appropriate in the Company's specific circumstances. Application of these accounting principles requires management to make estimates about the future resolution of existing uncertainties; as a result, actual results could differ from these estimates.

In preparing these financial statements, management has made its best estimates and judgments of the amounts and disclosures included in the financial statements, giving due regard to materiality. The Company does not believe there is a great likelihood that materially different amounts would be reported under different conditions or using different assumptions pertaining to the accounting policies described below.

Revenue Recognition

Substantially all of the Company's revenues from product sales are recognized when all of the following criteria are met: persuasive evidence of a sale arrangement exists, the price is fixed or determinable, product delivery has occurred or services have been rendered, there are no further obligations to customers, and collectibility is probable. Product delivery occurs when the risks and rewards of ownership and title pass, which usually occurs upon shipment to the customer.

Allowance for Doubtful Accounts

The Company evaluates the collectibility of its accounts receivable based on a combination of factors. In circumstances where the Company is aware of a specific customer's inability to meet its financial obligations to the Company (e.g., bankruptcy filings, substantial down-grading of credit scores, etc.), the Company records a specific allowance for bad debts against amounts due to reduce the net recognized receivable to the amount the Company reasonably believes will be collected. For all other customers, the Company recognizes allowances for bad debts based on the length of time the receivables are past due. If circumstances change (e.g., an unexpected material adverse change in a major customer's ability to meet its financial obligations), the Company's estimates of the recoverability of amounts due could be reduced by a material amount. Historically, the Company's collection history has been good.

Inventories and Related Allowance

Inventories are valued at the lower of cost or market value and have been reduced by an allowance for excess and obsolete inventories. The estimated allowance is based on a variety of factors, including historical inventory usage and management evaluations. Historically, the Company has not experienced large write-offs due to obsolescence. The Company uses the last-in, first-out (LIFO) method for primarily all of its inventories.

Pension Plans and Other Postretirement Benefit Plans

The Company fully recognizes the obligations associated with its defined benefit pension plan and defined benefit health-care plan in its financial statements.

The measurement of liabilities related to pension plans and other postretirement benefit plans is based on management's assumptions related to future events including interest rates, return on pension plan assets, compensation increases and health-care cost trend rates. The Company uses a measurement date of December 31 for benefit plan determinations. The discount rates used to determine the present value of future benefits are based on estimated yields of investment grade fixed income investments. The discount rate used to value pension plan obligations was 5.60% and 6.30% in 2009 and 2008, respectively. The discount rate used to value postretirement obligations was 5.50% and 6.30% at December 31, 2009 and 2008, respectively. The expected rate of return on pension assets is designed to be a long-term assumption that will be subject to year-to-year variability. The rate for 2009 and 2008 was 8.00%. Actual pension plan asset performance will either reduce or increase unamortized losses which will ultimately affect net income. The assumed rate of compensation increase was 3.50% in 2009 and 2008.

The assumption used for the rate of increase in medical costs over the next five years was essentially unchanged in 2009 from 2008.

The overall effect of changes noted in the above assumptions will increase (decrease) pension and postretirement expenses.

Income Taxes

The basic principles related to accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in an entity's financial statements or tax returns.

Realization of the Company's deferred tax assets is principally dependent upon the Company's achievement of projected future taxable income, which management believes will be sufficient to fully utilize the deferred tax assets recorded.

Goodwill and Other Intangibles

The Company accounts for goodwill in a purchase business combination as the excess of the cost over the fair value of net assets acquired. Business combinations can also result in other intangible assets being recognized. Amortization of intangible assets, if applicable, occurs over their estimated useful lives. Goodwill is tested for impairment at the reporting unit level on an annual basis (October 1) and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. These analyses require the exercise of significant judgments, including judgments about appropriate discount rates, perpetual growth rates and the timing of expected future cash flows. No reporting unit was at risk of failing the impairment test in 2009 or any prior periods.

Other Matters

Transactions with related parties are in the ordinary course of business and are not material to the Company's financial position, net income or cash flows. The Company does not have any off-balance sheet arrangements, financings or other relationships with unconsolidated "special purpose entities." Also, the Company is not a party to any long-term debt agreements, or any material capital leases, operating leases or purchase obligations.

Report of Management on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company (as defined in Exchange Act rules 13(a) - 15(f)). Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States.

The Company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States, and that receipts and expenditures of the Company are being made only in accordance with authorizations of Management and Directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, Management concluded that the Company's internal control over financial reporting was effective as of December 31, 2009.

The independent registered public accounting firm of Ernst & Young LLP issued an audit report on the effectiveness of the Company's internal control over financial reporting as of December 31, 2009. This report is included on the following page.

Jeffrey S. Gorman

Jeffrey S. Gorman

President and Chief Executive Officer

Wayne L. Knabel

Wayne L. Knabel

Chief Financial Officer

March 5, 2010

Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting

The Board of Directors and Shareholders of
The Gorman-Rupp Company

We have audited The Gorman-Rupp Company's internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Gorman-Rupp Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, The Gorman-Rupp Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of The Gorman-Rupp Company as of December 31, 2009 and 2008, and the related consolidated statements of income, equity, and cash flows for each of the three years in the period ended December 31, 2009 of The Gorman-Rupp Company and our report dated March 5, 2010 expressed an unqualified opinion thereon.


Ernst & Young LLP

Cleveland, Ohio
March 5, 2010

Eleven-Year Summary of Selected Financial Data

(Thousands of dollars, except per share amounts)

	2009	2008	2007	2006
Operating Results:				
Net sales	**$266,242**	$330,646	$305,562	$270,910
Gross profit	**61,773**	77,089	67,452	58,676
Income taxes	**8,986**	13,297	12,524	8,654
Net income	**18,269**	27,197	22,859	19,072
Depreciation and amortization	**8,955**	7,848	7,597	6,688
Interest expense	**170**	45	49	41
Return on net sales (%)	**6.9**	8.2	7.5	7.0
Sales dollars per employee	**264.1**	302.5	286.9	258.3
Income dollars per employee	**18.1**	24.9	21.5	18.2
Financial Position:				
Current assets	**$131,400**	$134,266	$135,288	$120,118
Current liabilities	**43,175**	35,569	33,481	27,646
Working capital	**88,225**	98,697	101,807	92,472
Current ratio	**3.0**	3.8	4.0	4.3
Property, plant and equipment - net	**$108,523**	$ 80,406	$ 59,970	$ 52,351
Capital additions	**38,071**	27,909	12,826	7,258
Total assets	**249,424**	231,538	211,534	187,540
Long-term debt	**-**	-	-	-
Equity	**177,612**	159,206	149,960	128,142
Dividends paid	**6,767**	6,682	6,503	6,126
Average number of employees	**1,008**	1,093	1,065	1,049
Shareholder Information:				
Earnings per share	**$1.09**	$1.63	$1.37	$1.14
Cash dividends per share	**0.405**	0.400	0.388	0.365
Equity per share at December 31	**10.63**	9.53	8.98	7.67
Average number of shares outstanding	**16,709,047**	16,705,210	16,701,175	16,696,962

Summary of Quarterly Results of Operations

(Thousands of dollars, except per share amounts)

The following is a summary of unaudited quarterly results of operations for the years ended December 31, 2009 and 2008:

Quarter Ended 2009	**Net Sales**	**Gross Profit**	**Net Income**	**Earnings per Share**
First quarter	**$ 71,598**	**$15,345**	**$ 4,506**	**$0.27**
Second quarter	**68,345**	**15,790**	**4,867**	**0.29**
Third quarter	**64,096**	**16,100**	**5,177**	**0.31**
Fourth quarter	**62,203**	**14,538**	**3,719**	**0.22**
Total	**$266,242**	**$61,773**	**$18,269**	**$1.09**

2005	2004	2003	2002	2001	2000	1999
$231,249	$203,554	$195,826	$195,081	$203,169	$190,384	$182,239
47,071	42,425	41,851	41,451	48,108	48,430	46,347
6,235	5,075	4,613	5,267	8,450	8,400	8,460
10,903	9,277	9,787	8,936	14,585	13,796	13,081
6,808	7,179	7,274	7,035	7,128	6,863	6,489
25	40	56	72	116	183	55
4.7	4.6	5.0	4.6	7.2	7.2	7.2
233.3	211.4	196.4	185.1	195.2	186.5	177.6
11.0	9.6	9.8	8.5	14.0	13.5	12.7
$110,501	$ 96,974	$ 95,718	$ 85,315	$ 90,575	$ 83,745	$ 79,641
28,219	21,112	21,908	19,282	18,103	19,079	17,439
82,282	75,862	73,810	66,033	72,472	64,666	62,202
3.9	4.6	4.4	4.4	5.0	4.4	4.6
$ 51,505	$ 54,812	$ 54,338	$ 57,757	$ 53,895	$ 57,885	$ 53,609
3,189	7,500	3,698	5,765	3,139	11,439	16,182
179,541	165,673	162,395	154,302	149,569	147,337	138,331
-	-	-	291	-	3,413	3,107
127,048	121,898	117,918	112,912	109,366	101,455	93,751
5,983	5,907	5,809	5,550	5,475	5,322	5,152
991	963	997	1,054	1,041	1,021	1,026
$0.66	$0.55	$0.58	$0.54	$0.87	$0.82	$0.78
0.358	0.354	0.348	0.333	0.328	0.318	0.307
7.61	7.30	7.07	6.77	6.55	6.05	5.59
16,692,273	16,686,997	16,681,146	16,675,287	16,708,026	16,761,442	16,766,702

Quarter Ended 2008	Net Sales	Gross Profit	Net Income	Earnings per Share
First quarter	$ 81,434	$19,844	$ 7,152	$0.43
Second quarter	84,031	20,406	7,895	0.47
Third quarter	84,188	20,172	7,385	0.44
Fourth quarter	80,993	16,667	4,765	0.29
Total	$330,646	$77,089	$27,197	$1.63



Board of Directors


GORMAN RUPP

Rick R. Taylor, 62
President
Jay Industries
Elected to Board 2003

Thomas E. Hoaglin, 60
Chairman, President and Chief Executive Officer, Huntington Bancshares, Inc. (Retired 2009)
Elected to Board 1993
(Previous Service 1986 - 1989)

Christopher H. Lake, 45
President and Chief Operating Officer
SRI Quality System Registrar
Elected to Board 2000

James C. Gorman, 85
Chairman
The Gorman-Rupp Company
Elected to Board 1946

Jeffrey S. Gorman, 57
President and Chief Executive Officer
The Gorman-Rupp Company
Elected to Board 1989

M. Ann Harlan, Esq., 50
Vice President and General Counsel
The J.M. Smucker Company
Elected to Board 2009

Peter B. Lake, Ph.D., 67
Chairman and Chief Executive Officer
SRI Quality System Registrar
Elected to Board 1975

W. Wayne Walston, JD, 67
Partner
Beers Mallers Backs & Salin, LLP
Elected to Board 1999

Directors' Committees

Audit Review Committee
Thomas E. Hoaglin, Chairman
Peter B. Lake, Ph.D.
W. Wayne Walston, JD

Pension Committee
Peter B. Lake, Ph.D., Chairman
Rick R. Taylor
W. Wayne Walston, JD

Compensation Committee
W. Wayne Walston, JD, Chairman
M. Ann Harlan, Esq.
Christopher H. Lake

Nominating Committee
Christopher H. Lake, Chairman
M. Ann Harlan, Esq.
Rick R. Taylor

Corporate Officers

James C. Gorman, 85
Chairman*
Joined the Company June 1949

Jeffrey S. Gorman, 57
President and Chief Executive Officer*
Joined the Company January 1978

Wayne L. Knabel, CPA, 63
Chief Financial Officer and Treasurer*
Joined the Company March 2008

David P. Emmens, JD, 61
Corporate Counsel and Secretary*
Joined the Company October 1997

William D. Danuloff, 62
Vice President and
Chief Information Officer
Joined the Company May 1971

Lee A. Wilkins, 55
Vice President Human Resources
Joined the Company October 1990

Ronald D. Pittenger, 50
Vice President, Assistant Treasurer,
Assistant Secretary
Joined the Company March 1993

**Executive Officer*

Divisions and Subsidiaries

The Gorman-Rupp Company
600 South Airport Road
P.O. Box 1217
Mansfield, OH 44901-1217
Phone 419-755-1011
Fax 419-755-1263
www.gormanrupp.com

Gorman-Rupp Pumps Group:

Mansfield Division
600 South Airport Road
P.O. Box 1217
Mansfield, OH 44901-1217
Phone 419-755-1011
Fax 419-755-1251
www.grpumps.com

The Gorman-Rupp International Company*
600 South Airport Road
P.O. Box 1217
Mansfield, OH 44901-1217
Phone 419-755-1011
Fax 419-755-1266

Gorman-Rupp of Canada Limited*
70 Burwell Road
St. Thomas, Ontario
N5P 3R7 Canada
Phone 519-631-2870
Fax 519-631-4624
www.grcanada.com

Gorman-Rupp Europe B.V. **
Fahrenheitweg 35
8912 AK Leeuwarden, The Netherlands
Phone 31-58-212-3774
Fax 31-58-213-2057

Patterson Pumps Group:

Patterson Pump Company*
2129 Ayersville Road
P.O. Box 790
Toccoa, GA 30577
Phone 706-886-2101
Fax 706-886-0023
www.pattersonpumps.com

Patterson Pump Ireland Limited*
Unit 14 Mullingar Business Park
Mullingar, CO. Westmeath, Ireland
Phone 353-44-93-47078
Fax 353-44-93-47896

Gorman-Rupp Industries Division
180 Hines Avenue
Bellville, OH 44813
Phone 419-886-3001
Fax 419-886-2338
www.gripumps.com

American Machine and Tool Co., Inc. of Pennsylvania*
400 Spring Street
Royersford, PA 19468
Phone 610-948-3800
Fax 610-948-5300
www.amtpump.com

**Subsidiary Company — 100% owned*
***Subsidiary Company — 90% owned*

Shareholder Information

Comparison of 5-Year Cumulative Total Shareholder Return Among The Gorman-Rupp Company, NYSE Amex Exchange Index and Peer Group Index


DOLLARS
275
250
225
200
175
150
125
100
75
50
25
0
2005
2006
2007
2008
2009
The Gorman-Rupp Company
NYSE Amex Exchange Index
Peer Group Index

ASSUMES $100 INVESTED ON JANUARY 01, 2005 AND DIVIDENDS REINVESTED THROUGH YEAR ENDING DECEMBER 31, 2009.

Set forth above is a line graph comparing the yearly percentage change in the cumulative total shareholder return, including reinvested cash dividends, on the Company's Common Shares against the cumulative total return of the NYSE Amex Exchange Index and a Peer Group Index for the period of five fiscal years commencing January 1, 2005 and ending December 31, 2009. The issuers in the Peer Group Index were selected on a line-of-business basis by reference to SIC Code 3561—Pumps and Pumping Equipment. The Peer Group Index is composed of the following issuers: Ampco-Pittsburgh Corp., Colfax Corp., Flowserve Corp., Graco Inc., Idex Corp., Pentair Inc., Robbins & Myers Inc. and Roper Industries Inc.

Ranges of Stock Prices

The high and low sales price and dividends per share for common shares traded on the NYSE Amex Exchange were:

	Sales Price of Common Shares				Dividends Per Share	
	2009		2008		2009	2008
	High	Low	High	Low		
First quarter	**$32.60**	$14.50	**$34.60**	$25.65	**$.100**	$.100
Second quarter	**23.96**	18.72	**45.38**	30.60	**.100**	.100
Third quarter	**26.48**	18.44	**45.85**	35.50	**.100**	.100
Fourth quarter	**29.79**	22.37	**38.91**	18.25	**.105**	.100

Shareholder information reported by Transfer Agent and Registrar, Computershare Investor Services, LLC, February 19, 2010:

	Holders	Shares
Individuals	1,566	2,711,101
Nominees, brokers and others	123	13,999,434
Total	1,689	16,710,535

An additional 601,683 common shares are held in Treasury.

Annual Meeting

The annual meeting of the shareholders of The Gorman-Rupp Company will be held at the Company's Corporate Headquarters, 600 South Airport Road, Mansfield, Ohio, on April 22, 2010 at 10:00 a.m., Eastern Daylight Time.

Transfer Agent and Registrar

Computershare Investor Services, LLC
250 Royall Street
Canton, MA 02021
Phone 800-622-6757
(U.S., Canada, Puerto Rico)
781-575-4735
(Outside the U.S.)

Principal Office

The Gorman-Rupp Company
600 South Airport Road
Mansfield, Ohio 44903

Mailing Address

The Gorman-Rupp Company
P.O. Box 1217
Mansfield, Ohio 44901-1217
Phone 419-755-1011
Fax 419-755-1263

Investor Information Contact

Wayne L. Knabel, CPA
Chief Financial Officer
Phone 419-755-1397
Fax 419-755-1263
Email WLKnabel@gormanrupp.com

Exchange Listing

NYSE Amex Exchange
Symbol GRC

Independent Registered Public Accounting Firm

Ernst & Young LLP
925 Euclid Avenue
Suite 1300
Cleveland, Ohio 44115-1476

Incorporated

April 18, 1934, under the laws of the State of Ohio

SEC Form 10-K

The SEC Annual Report Form 10-K is available free of charge by written request to:

David P. Emmens
Corporate Secretary
The Gorman-Rupp Company
P. O. Box 1217
Mansfield, Ohio 44901-1217

Phone 419-755-1477
Fax 419-755-1263

Internet Information

Information about the Company, its U.S. Securities and Exchange Commission filings and its products are available through Gorman-Rupp's web site at: **www.gormanrupp.com**

To Buy or Sell Stock

Stock cannot be purchased or sold directly through The Gorman-Rupp Company. Purchases and sales of the Company's stock generally are made through a securities dealer or through the Dividend Reinvestment Plan offered through Computershare Investor Services, LLC.

In addition, employees of the Company may purchase shares through an Employee Stock Purchase Plan offered through monthly deductions from their paychecks.

Open Enrollment Dividend Reinvestment and Stock Purchase Plan

Computershare Investor Services, LLC offers a convenient plan for investment in shares of common stock of The Gorman-Rupp Company. Investors may buy or sell common shares of The Gorman-Rupp Company through Computershare Investor Services, LLC's Open Enrollment Dividend Reinvestment and Stock Purchase Plan. Initial investments may be made from a minimum of $500 to a maximum of $10,000. Any subsequent investments may be made for a minimum of $50 to a maximum of $5,000 per month.

For additional information please contact The Gorman-Rupp Company, Attention: Corporate Secretary, for a copy of the Plan brochure, or call a customer service representative at Computershare Investor Services, LLC.

Phone 800-622-6757 (U.S., Canada, Puerto Rico)
781-575-4735 (Outside the U.S.)

Direct Dividend Deposit

Gorman-Rupp offers the opportunity to have your dividend directly deposited into your checking or savings account. Your dividend is available to you on the payment date.

For additional information, call a customer service representative at Computershare Investor Services, LLC.

Phone 800-622-6757 (U.S., Canada, Puerto Rico)
781-575-4735 (Outside the U.S.)

Safe Harbor Statement

In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, The Gorman-Rupp Company provides the following cautionary statement: This Annual Report contains various forward-looking statements and includes assumptions concerning The Gorman-Rupp Company's operations, future results and prospects. These forward-looking statements are based on current expectations about important economic, political, and technological factors, among others, and are subject to risks and uncertainties, the absence of which could cause the actual results or events to differ materially from those set forth in or implied by the forward-looking statements and related assumptions.

Such factors include the following: (1) continuation of the current and projected future business environment, including interest rates and capital and consumer spending; (2) competitive factors and competitor responses to Gorman-Rupp initiatives; (3) successful development and market introductions of anticipated new products; (4) stability of government laws and regulations, including taxes; (5) stable governments and business conditions in emerging economies; (6) successful penetration of emerging economies; and (7) continuation of the favorable environment to make acquisitions, domestic and foreign, including regulatory requirements and market values of candidates.


GORMAN-RUPP
COMPANY

The Pump People

GRC
LISTED
NYSE
AMEX